SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                            (AMENDMENT NO. ______) (1)

                         AMALGAMATED TECHNOLOGIES, INC.
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                                (NAME OF ISSUER)

                         COMMON STOCK, $.0001 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)

                                   022780 10 0
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                                 (CUSIP NUMBER)

                                  SCOTT ROBINS
                                230 FIFTH STREET
                              MIAMI BEACH, FL 33139
                                 (305) 673-8566

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                 APRIL 19, 2004
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

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              (1) The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                         (Continued on following pages)

CUSIP No.022780 10 0                   13D


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


Scott Robins
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    300,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    300,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


300,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


7.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.       SECURITY AND ISSUER.

The title of the class of equity securities to which this statement relates is common stock, $.0001 par value (the "Common Stock") of Amalgamated Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is c/o Trinad Capital, L.P., 153 East 53rd St., 48th Fl. New York, NY 10022, (212) 521-5180.

ITEM 2.       IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by Scott Robins (the "Reporting Person"). The address of the principal place of business and the principal executive office of the Reporting Person is 230 Fifth Street, Miami Beach, FL 33139. The Reporting Person is self-employed and primarily engaged in investing in real estate.

During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The consideration used to acquire the Common Stock was the Reporting Person's personal funds.

ITEM 4.       PURPOSE OF TRANSACTION.

All of the shares of Common Stock reported herein were acquired for investment purposes. On April 19, 2004 the Reporting Person and Francois Parenteau
("Parenteau") entered into a Stock Purchase Agreement pursuant to which Parenteau sold the Reporting Person 300,000 shares of Common Stock.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)

As of the date hereof, the Reporting Person is deemed to beneficially own an aggregate of 300,000 shares of Common Stock, representing approximately 7.5% of the number of shares of Common Stock stated to be outstanding by the Company in its Annual Report on Form 10-KSB filed April 14, 2004. The Reporting Person has sole power to direct the vote and direct the disposition of these shares of Common Stock.

(c)

Other than as set forth in this Report, the Reporting Person has not effected any following transactions in the shares of the Company's equity securities within the past 60 days:

(d)

Not applicable.

(e)

Not applicable.

ITEM 6.       CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR RELATIONSHIPS WITH
              THE ISSUER.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Stock Purchase Agreement dated April 19, 2003 by and between Scott Robins and Francois Parenteau.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      SCOTT ROBINS

April 30, 2004                        /s/ Scott Robins

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION. Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001.).